FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                                             -------------------------------



For the month(s) of          October/November/December     , 2001
                   ----------------------------------------

          BELMONT RESOURCES INC.
- -----------------------------------------------------------
(Translation of registrant's name into English)

Suite 600 - 625 Howe Street, Vancouver, B.C.  V6C 2T6
- -----------------------------------------------------
(Address of principal executive offices)

[Indicate by a check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X               Form 40-F
          --------------------               --------------------

[Indicate by a check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes               X                No
          --------------------               --------------------


[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-686.]
                                      ---


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
                                    -------------------------------
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Belmont Resources Inc.
                                    -----------------------------------
                                        (Registrant)

Date   January 25, 2002             By  /s/ Gary Musil
     --------------------           -----------------------------------
                                        (Signature)
                                        Gary Musil, Secretary/Director

BELMONT RESOURCES INC.
- --------------------------------------------------------------------------------
                                                          #600 - 625 Howe Street
                                                         Vancouver, B.C. V6C 2T6
                                                              Ph: (604) 683-6648
                                                             Fax: (604) 683-1350
                                                      E-Mail: belmontr@direct.ca
                                              Website: www.Belmont-Resources.com

December 21, 2001
                                                                           SEDAR
B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn:     Statutory Filings
- ---------------------------


Dear Sir or Madam:

Re:     Belmont Resources Inc. (the "Company") - File No. X005731
- -----------------------------------------------------------------


The enclosed material was sent by prepaid mail to Supplemental Mail List respondents of the above-mentioned company on December 21, 2001.

We are filing this material with you in compliance with the regulations. Please also note the documents were filed with the Market Centres using SEDAR

Enclosed please find:

Quarterly Report Form 51-901 F and financial statements for the nine-month period ended October 31, 2001.


Yours truly,

/s/ GARY MUSIL

Gary Musil,
Secretary/Director

GM/rm

Enclosure

c.c.     -     Canadian Venture Exchange, Attn: Listings Dept.
         -     Alberta Securities Commission (SEDAR)
         -     Martin & Associates, Solicitors, Attn: Paul Fang, Solicitor
         -     CIBC Mellon Trust Company, Attn: Doug Allen, Account Manager
         -     Dale, Matheson, Carr-Hilton, CA, Auditors
         -     Securities & Exchange Commission, Wash. DC, USA
         -     Moody's Investor Services (2)
         -     Directors (5)

                      Quarterly Report - BC Form 51-901 F
- --------------------------------------------------------------------------------


ISSUER DETAILS
For Quarter Ended:          October 31, 2001
Date of Report:             December 20, 2001
Name of Issuer:             BELMONT RESOURCES INC.

Issuers Address:            #600 - 625 Howe Street
                            Vancouver, B.C.  V6C 2T6

Issuer Fax Number:          604-683-1350

Issuer Phone Number:        604-683-6648

Contact Person:             Gary Musil

Contact Position:           Secretary /Director

Contact Telephone Number:   604-683-6648

Contact E-Mail Address:     belmontr@direct.ca

Website Address:            www.Belmont-Resources.com

- --------------------------------------------------------------------------------
CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.
- --------------------------------------------------------------------------------


Directors Name:        Gary Musil             Date Signed:     December 20, 2001

Directors Name:        Kenneth B. Liebscher   Date Signed:     December 20, 2001

                             BELMONT RESOURCES INC.






                        CONSOLIDATED FINANCIAL STATEMENTS


                                       FOR


                                NINE MONTHS ENDED

                                OCTOBER 31, 2001
                               (OCTOBER 31, 2000)





                                    UNAUDITED
                             Prepared by Management

                             BELMONT RESOURCES INC.
                           CONSOLIDATED BALANCE SHEET



                                     ASSETS

                                                     OCTOBER 31      JANUARY 31
                                                         2001           2001
                                                         ----           ----

CURRENT
   Cash                                           $     48,707     $     89,040
   Marketable securities                                  -              48,500
   Accounts receivable                                 102,181           40,030
   Advances and deposits                               315,250          371,990
   Prepaid expenses                                     15,200           11,085
                                                  ------------     ------------
                                                       481,338          560,645

RESOURCE INTERESTS                                   2,845,055        2,904,189
CAPITAL ASSETS                                           8,785           10,299
                                                  ------------     ------------
                                                  $  3,335,178     $  3,475,133
                                                  ============     ============

                                   LIABILITIES

CURRENT LIABILITIES
   Accounts payable and accrued liabilities       $    297,153     $    234,676
   Short term loans                                     50,000           50,000
                                                  ------------     ------------
                                                       347,153          284,676

NON-CONTROLLING INTEREST IN SUBSIDIARY                 118,915          118,915
                                                  ------------     ------------
                                                       466,068          403,591


                              SHAREHOLDERS' EQUITY



SHARE CAPITAL                                       13,902,565       13,902,565
DEFICIT                                            (11,033,455)     (10,831,023)
                                                  ------------     ------------
                                                     2,869,110        3,071,542

                                                  $  3,335,178     $  3,475,133
                                                  ============     ============


Approved on behalf of the Board

/s/ GARY MUSIL
______________________________________

/s/ KENNETH B. LIEBSCHER
______________________________________

                                    UNAUDITED
                             Prepared by Management

                             BELMONT RESOURCES INC.
                CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
                   FOR THE NINE MONTHS ENDED OCTOBER 31, 2001

                                                     2001                                   2000
                                       -----------------------------------  -----------------------------------
                                          Three months       Nine months       Three months       Nine months
                                              ended            ended               ended            ended
                                              Oct 31           Oct 31              Oct 31           Oct 31
                                       ----------------- -----------------  ----------------- -----------------
INTEREST INCOME                        $       -         $    (21,000)      $       -         $    (10,455)

EXPENSES
   Amortization                                 505             1,515                487             1,155
   Audit and accounting                       1,200             5,200              2,200             6,200
   Consulting                                   750            10,465               -                2,500
   Foreign exchange loss                       -                  371               -                6,404
   Interest and bank charges                    796             1,019                449             1,049
   Legal                                        878            10,194                557             7,577
   Management fees                           15,000            45,000             13,500            40,500
   Office and sundry                           (604)            1,321              3,926            21,344
   Property evaluation                         -                 -                  -                4,573
   Regulatory and filing fees                 1,425             4,990              1,410             8,480
   Rent                                       6,278            13,590             10,085            22,054
   Travel and shareholder relations          (1,137)           18,853             16,076            39,631
   Transfer agent fees                        2,505            10,702              2,375            10,365
   Telephone                                    405             1,514                236             1,808
   Salaries and administrative services      20,224            67,328             21,378            56,431
   Total administrative costs                48,225           192,062             72,679           230,071
                                       ------------      ------------       ------------      ------------

LOSS BEFORE OTHER ITEMS                      48,225           171,062             72,679           219,616

OTHER ITEMS
   Loss on sale of marketable securities       -               31,370            567,711           567,711
                                       ------------      ------------       ------------      ------------

NET LOSS FOR THE PERIOD                $     48,225      $    202,432       $    640,390      $    787,327
                                       ============      ============       ============      ============



Deficit, beginning of period           $(10,985,230)     $(10,831,023)      $ (9,631,021)     $ (9,484,084)
                                       ------------      ------------       ------------      ------------

Deficit, end of period                 $(11,033,455)     $(11,033,455)     $(10,271,411)      $(10,271,411)
                                       ============      ============       ============      ============

Loss per share                         $     (0.002)     $     (0.01)       $     (0.03)      $      (0.04)
                                       ============      ============       ============      ============
</TABLE


                                    UNAUDITED
                             Prepared by Management

                             BELMONT RESOURCES INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                   FOR THE NINE MONTHS ENDED OCTOBER 31, 2001

                                                     2001                                   2000
                                       -----------------------------------  -----------------------------------
                                          Three months       Nine months       Three months       Nine months
                                              ended            ended               ended            ended
                                              Oct 31           Oct 31              Oct 31           Oct 31
                                       ----------------- -----------------  ----------------- -----------------
OPERATING ACTIVITIES
   Net loss for the period             $    (48,225)     $   (202,432)      $   (640,390)     $   (787,327)
   Add non cash items:
     Amortization                               505             1,515                487             1,155
     Loss on marketable securities             -               31,370            807,604         1,992,650
                                       ------------      ------------       ------------      ------------
                                            (47,720)         (169,547)           167,701         1,206,478

Net changes in other non-cash working
capital items
   Accounts receivable                      (51,477)          (62,151)            (6,231)           (2,681)
   Prepaid expenses                          (4,391)           (4,115)           (38,102)         (281,786)
   Accounts payable                          97,441           119,216              5,152               105
                                       ------------      ------------       ------------      ------------
                                             (6,147)         (116,597)           128,520           922,116
                                       ------------      ------------       ------------      ------------


INVESTING ACTIVITIES
   Mineral property expenditures             19,000            59,134           (166,735)       (2,420,361)
   Acquisition of capital assets               -                 -                (2,748)           (4,288)
                                       ------------      ------------       ------------      ------------
                                             19,000            59,134           (169,483)       (2,424,649)
                                       ------------      ------------       ------------      ------------


FINANCING ACTIVITIES
   Issuance of share capital                   -                 -                  -              284,480
   Proceeds on marketable securities           -               17,130               -                 -
   Due to (repayment) to shareholders          -                 -                  -                 -
                                       ------------      ------------       ------------      ------------
                                               -               17,130               -              284,480
                                       ------------      ------------       ------------      ------------


INCREASE (DECREASE) IN CASH                  12,853           (40,333)           (40,963)       (1,218,053)

CASH, beginning of period                    35,854            89,040             99,991         1,277,081
                                       ------------      ------------       ------------      ------------

CASH, end of period                    $     48,707      $     48,707       $     59,028      $     59,028
                                       ============      ============       ============      ============

                                    UNAUDITED
                             Prepared by Management

                             BELMONT RESOURCES INC.
              INTERIM CONSOLIDATED SCHEDULES OF RESOURCE INTERESTS
                   FOR THE NINE MONTHS ENDED OCTOBER 31, 2001


                                                      2001              2000

                                                  $                $
PEZINOK II
Acquisition costs                                    4,918,817        4,918,817
Plant and equipment                                    173,268          173,268
Exploration costs
   Balance, beginning of year                          425,354          425,354
   Consulting                                             -                -
   Reports and administration                            3,397            2,122
   Exploration                                            -                -
   Travel and accommodation                               -                -
                                                  -----------       -----------
Balance, end of period                              5,520,836         5,519,561
Less:  writedown                                   (5,417,439)       (5,017,439)
                                                  -----------       -----------
                                                      103,397           502,122
                                                  -----------       -----------

MASEVA
Acquisition costs                                      42,500            42,500

UNGAVA
Acquisition costs                                      67,500           107,500
Exploration costs
   Administration                                      14,568              -
   Assay and sampling                                     387              -
   Equipment rental                                     2,290              -
   Geographical                                         1,733              -
   Mapping and drafting                                 4,246              -
   Miscellaneous                                          861              -
   Permits                                              2,500              -
   Travel and accommodation                            24,175              -
                                                  -----------       -----------
                                                       50,760              -
                                                      118,260           107,500
                                                  -----------       -----------

ROZMIN
Acquisition costs                                   2,072,369         2,291,069
Mine development
   Tunnel construction and miscellaneous               90,933              -
   Waste disposal                                      79,072              -
   Woodland clearing                                   39,536              -
   Consulting                                         185,821              -
                                                  -----------       -----------
                                                      395,362              -

Plant and equipment                                    42,849              -

Deferred costs
   Consulting                                          15,271            14,632
   Miscellaneous                                          776               776
   Travel and accommodation                            52,271            32,800
                                                  -----------       -----------
                                                       68,318            48,208
                                                    2,578,898         2,339,277
                                                  -----------       -----------


                                    UNAUDITED
                             Prepared by Management

LAC ROCHER
Acquisition costs                                     115,500            78,000
Less recoveries                                       (37,500)             -
                                                  -----------       -----------
                                                       78,000            78,000
                                                  -----------       -----------
Exploration costs                                       1,157             1,157
Less writedown                                        (79,157)             -
                                                  -----------       -----------
                                                         -               79,157

HNILEC
Acquisition costs                                       2,000              -
                                                  -----------       -----------

BALANCE - END OF PERIOD                           $ 2,845,055       $ 3,070,556
                                                  ===========       ===========


                                    UNAUDITED
                             Prepared by Management

BELMONT RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT OCTOBER 31, 2001



1)     NATURE OF OPERATIONS

       Belmont Resources Inc. (the "Company") is primarily engaged in the acquisition, exploration and development of resource properties. Funding for operations is obtained through public and private share issuances and sale of resource interests.


2)     ACCOUNTING POLICIES

       The interim consolidated financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited consolidated financial statements for the year ended January 31, 2001. It is suggested that the interim consolidated financial statements be read in the conjunction with the annual consolidated financial statements.


3)     PRINCIPALS OF CONSOLIDATION

       These financial statements include the accounts and operations of Slovgold Slovakia s.r.o. (SSSRO) and Rozmin s.r.o. (Rozmin). Both companies are registered Slovakian companies. Further details on consolidation should be read in conjunction with the annual consolidated financial statements as at January 31, 2001.


4)     SHARE CAPITAL

                                                      2002                      2001
                                                      ----                      ----
                                              Number      $ Amount       Number       $ Amount
       Balance, beginning of year          20,703,012   13,902,565    19,764,012    13,605,585

       Issued during the year for:
        - Property acquisitions                   Nil          Nil        50,000        12,500
        - Cash (Stock options exercised)          Nil          Nil       889,000       284,480
                                           ---------------------------------------------------
       Balance, end of quarter/year        20,703,012   13,902,565    20,703,012    13,902,565
                                           ===================================================

                             BELMONT RESOURCES INC.
                                 (the "Company")

                                                                     SCHEDULE B:

                            SUPPLEMENTARY INFORMATION


SECTION 1 - ANALYSIS OF EXPENSES AND DEFERRED COSTS

As per the agreement between the Company and EuroGas, Inc. regarding the transfer of the 57% shareholding interest in Rozmin s.r.o. it was agreed that EuroGas, Inc. will be responsible for the company's share of the working capital and development budget of Rozmin. No deferred costs were incurred during the first nine months ending October 31, 2001.


SECTION 2 - RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

Included in accounts receivable is rent and office service fees with corporations who have some common directors. The rent and service fees are equivalent to that which would have to be paid to an unrelated party for similar facilities. $3,000 in loans were received from and repaid to an officer/director. The amount was non-interest bearing.


SECTION 3 - SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED


   a)   SECURITIES ISSUED DURING THE PERIOD ENDED OCTOBER 31, 2001:

- -------------------------------------------------------------------------------------------------------------------
 Date of       Type of                            No. of           Price           Total              Type of
  Issue       Security      Type of Issue     Shares Issued        Share          Proceeds           Consideration
===================================================================================================================
                                                         NIL
- -------------------------------------------------------------------------------------------------------------------

   b)   SUMMARY OF OPTIONS GRANTED DURING THE PERIOD ENDED OCTOBER 31, 2001:

- -------------------------------------------------------------------------------------------------------------------
Date Granted             No. of Shares           Director or Employee           Exercise Price      Expiry Date
===================================================================================================================
                                                         NIL
- -------------------------------------------------------------------------------------------------------------------


SECTION 4 -   SUMMARY OF SECURITIES AS AT OCTOBER 31, 2001


   a)   AUTHORIZED AND ISSUED SHARE CAPITAL AS AT OCTOBER 31, 2001:

        The Company has authorized share capital of 50,000,000 common shares with no par value.

        The Company has issued and allotted shares of its capital stock totalling 20,703,012.

                                                                      SCHEDULE B
                                                                     (continued)

b) SUMMARY OF OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT OCTOBER 31, 2001:

     ---------------------------------------------------------------------------
       Security         Number          Exercise Price         Expiry Date
     ===========================================================================
       Options          230,000             $0.14            January 13, 2002
     ---------------------------------------------------------------------------
       Options           75,000             $0.14            February 18, 2002
     ---------------------------------------------------------------------------
       Options          900,000             $0.14            August 17, 2002
     ---------------------------------------------------------------------------
            Total     1,205,000
     ---------------------------------------------------------------------------



c)   SHARES IN ESCROW OR SUBJECT TO POOLING AS AT OCTOBER 31, 2001:

     Common shares in escrow - NIL


SECTION 5 -   LIST OF DIRECTORS/OFFICERS AS AT DECEMBER 20, 2001:

              Vojtech Agyagos        President/Director
              Gary Musil             Secretary/Director
              Kenneth B. Liebscher   Director
              Peter P.H. John        Director
              Peter E. Serck         Director
              Jake Bottay            Director

                            BELMONT RESOURCES INC.
                                (the "Company")


                                                                     SCHEDULE C:
                      MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS IN THE QUARTER ENDED OCTOBER 31, 2001 AND UP TO
THE DATE OF THIS REPORT:
================================================================================

1.   Nature of Business:

See Notes to Financials - Nature of Operations.

In June 2000 the Company completed a Letter of Agreement and reacquired the 90% interest in Maseva Gas s.r.o. which controls the gas concession in the Slovak Republic. The Company is reviewing proposals for exploration to commence in the next three to six months.

In March 2001 the Company entered in an Agreement whereby it agreed to sell subject to regulatory and shareholder approvals, to EuroGas, Inc. ("EuroGas") its 57% equity interest in the Capital stock of Rozmin s.r.o. This received approval at the July 17/01 Annual General Meeting.

At the Pezinok II mining concession the Company is preparing to liquidate the assets and wind down this project.

2.   Operations Detail and Financial Condition:

(a)   Acquisitions & Dispositions:

      See the detail previously mentioned in 'Nature of Business', regarding the March 2001 Agreement.


(b)   Material Expenditures:

      As a result of the disposition of the 57% equity interest in Rozmin s.r.o. and costs related to this Slovakian subsidiary our General and Administrative expenses are expected to decrease significantly during the second half of 2001. However, in the first nine months increases were in:
      Administrative services and salaries $67,328 in 2001 ($56,431 in 2000). These were mainly due to costs incurred in preparation of the annual 20-F filing with the U.S. Securities and Exchange Commission (the "SEC"), preparing the back-up and coordinating documents for the year-end audited financials and increased accounting in the first quarter related to our Rozmin subsidiary. Consulting fees $10,465 in 2001 ($2,500 in 2000) as the Company required an independent evaluation report on the proposed disposition of the interest in Rozmin. Legal and accounting $15,394 in 2001 ($13,777 in 2000) also a result of the preparation of agreements and filing reports for the Rozmin disposition.

      Significant decreases were in: Travel and Shareholder Relations $18,853 in 2001 ($39,631 in 2000). This was due to the travel and due diligence required in Slovakia last year during the acquisition of Rozmin.

      Rent and office expenses $14,911 in 2001 ($43,398 in 2000). This was as a result of the Company's December 2000 move to smaller office space and an office building where the base rate and overhead were less expensive per square foot.

      Overall, operating expenses decreased 16.52% ($38,009 less than the nine months of 2000).

                                                                     SCHEDULE C:
                                                                     (continued)

(c)   News Releases & Material Change Reports:

July 17, 2001 - The Annual General Meeting of Belmont was held in Vancouver, B.C. on July 16, 2001. Six directors were re-elected including Vojtech Agyagos, Gary Musil, Kenneth B. Liebscher, Peter E. Serck, Peter John and Jake Bottay.

The Special Resolution for the sale by Belmont of its 57% equity interest in Rozmin s.r.o. to EuroGas, Inc. on the terms and conditions described in the information circular was duly passed by the shareholders of the Company.
All other resolutions proposed to the shareholders were also approved.

July 18, 2001 - The CDNX has accepted for filing the share purchase agreement dated March 27, 2001, among the Company, Rozmin s.r.o. (57% owned by the Company) and EuroGas, Inc. whereby the Company can sell all of its 57-per-cent interest in Rozmin to EuroGas.

(d) Investor Relations Activities: There were no new investor relation's activities undertaken by or on behalf of the Company during the quarter except for the dissemination of press releases to the media, interested shareholders, investors, and brokers. No investor relation's arrangements or contracts were entered into during the quarter.

(e) Breaches of corporate, securities or other laws, or of an Issuer's listing agreement with the CDNX:

      None

(f)   Regulatory Approval:

      May 14, 2001 - The CDNX acknowledged receipt of the supporting documentation relating to the proposed acquisition by EuroGas, Inc. of our 57% equity interest in the capital stock of Rozmin s.r.o. The proposed transaction has been conditionally accepted by CDNX.

      July 11, 2001 - The CDNX accepted amendments as to exercise price only to various incentive stock option agreements.

      July 18, 2001 - Refer to News Release as previously reported.


3.   Subsequent Events

     N/A


4.   Financings, Principal Purposes and Milestones

Following completion of the proposed sale of our 57% equity interest in Rozmin, the Company will hold in excess of $3 million USD in marketable securities of EuroGas, Inc.

5.   Liquidity and Solvency

Working capital is in excess of $134,185 and is adequate to cover General and Administrative costs until we are able to liquidate some of the EuroGas, Inc. common shares. The Company expects to begin an exploration program on its Maseva Gas - Slovakia concession in the first quarter of 2002 and continue to evaluate other resource acquisitions as financings become available.